 Exhibit 99.1

Bill Morneau appointed to CIBC's Board of Directors

TORONTO, Oct. 18, 2022 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that Bill Morneau will be joining its board of directors effective November 1, 2022.

Mr. Morneau served as Canada's Minister of Finance and a Member of Parliament from 2015-2020 during which time he played a key role in shaping progressive, sustainable and inclusive economic policies. He was also active in major international socio-economic forums including the International Monetary Fund, World Bank, and OECD where he advocated on issues surrounding climate change and the digital economy. From 1990 to 2015, he led Morneau Shepell, which became the largest human resource and pension services provider in Canada under his leadership.

"Bill Morneau is an accomplished leader with extensive government, public policy and business experience along with strong international expertise," said Kate Stevenson, Chair of the Board, CIBC. "His strategic insight and breadth of leadership across the public and private sectors will benefit our Board as we oversee the execution of CIBC's client-focused and purpose-driven growth strategy."

Mr. Morneau is also an active philanthropist across a range of organizations and causes. He holds a BA from the University of Western Ontario, an MSc in economics from the London School of Economics and an MBA from INSEAD.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

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%CIK: 0001045520

For further information: Tom Wallis, CIBC Communications & Public Affairs, 416-980-4048 / tom.wallis@cibc.com

CO: CIBC

CNW 08:00e 18-OCT-22